Exhibit 99.1

NEWS RELEASE

PARSLEY ENERGY ANNOUNCES THIRD QUARTER 2016
FINANCIAL AND OPERATING RESULTS; ADDS DRILLING LOCATIONS IN SECOND WOLFCAMP B TARGET ZONE TO MIDLAND BASIN INVENTORY

AUSTIN, Texas, November 2, 2016 – Parsley Energy, Inc. (NYSE: PE) (“Parsley,” “Parsley Energy,” or the “Company”) today announced financial and operating results for the quarter ended September 30, 2016. The Company has posted to its website a presentation that supplements the information in this release.

Third Quarter 2016 Highlights

•
Net production averaged 43.0 MBoe per day, up 20% versus 2Q16 and 99% year-over-year. Net oil production increased 24% versus 2Q16 and 131% year-over-year, with oil volumes representing 67% of total production in 3Q16.

•	The Company is increasing full-year 2016 production guidance from 36.0-38.0 MBoe per day to 37.0-39.0 MBoe per day.

•
Parsley is adding 550 gross / 450 net horizontal drilling locations to the Company’s Midland Basin inventory, reflecting a second target zone in the Wolfcamp B interval. Parsley’s 15 operated wells completed in the upper portion of the Wolfcamp B interval across the Company’s Midland Basin acreage footprint are exceeding the Company’s 1 MMBoe EUR type curve for Wolfcamp A/B wells by 6% at 180 days and 9% at 360 days, in line with results from wells completed by the Company in the lower portion of the Wolfcamp B interval. Based on the average lateral length, working interest, royalty burden, and expected costs associated with the Wolfcamp B locations added to inventory, Parsley estimates that the average net present value per added location is approximately $3-$5 million.[1]

•
Parsley posted strong results from the Company’s first set of stacked wells in the Wolfcamp A, Upper Wolfcamp B, and Lower Wolfcamp B intervals. Completed concurrently with engineered sequencing, the three wells are on average tracking slightly ahead of the Company’s 1 MMBoe EUR type curve after almost one month of production. The Grace 45-1-4306H, completed in the Upper Wolfcamp B interval, recently registered the second-highest 24-hour initial production rate in the Company’s history at 2,420 Boe per day, representing 306 Boe per day per thousand stimulated feet.

•	Lease operating expense (“LOE”) per Boe decreased for the sixth consecutive quarter, down 5% versus 2Q16 to $4.15.

•	The Company is lowering full-year 2016 LOE per Boe guidance from $4.50-$5.25 to $4.25-$4.75.

•
Subsequent to the end of 3Q16, Parsley closed the previously announced acquisition of approximately 9,100 net acres and certain associated mineral and overriding royalty interests in Glasscock County, Texas.

•
On October 28, Parsley entered into a new revolving credit agreement which replaces the Company’s previously existing amended and restated credit agreement. The borrowing base under the new credit agreement increased 89% from the borrowing base under the previously existing credit agreement, to $900 million, with a Company-elected commitment amount of $600 million. As of the end of 3Q16, pro-forma for the closing of the aforementioned acquisition of assets in Glasscock County and the newly elected commitment amount, liquidity stands at $801 million, consisting of $201 million of cash on hand and $600 million of undrawn borrowing capacity on the revolving credit facility.

“Parsley Energy continues to set the pace for efficient production growth, having more than doubled our oil volumes over the past twelve months while substantially reducing development and operating costs over the same period,” said Bryan

[1]
Estimated present value is pre-tax and unhedged; NPV range based on productivity range of 800 MBoe to 1 MMBoe EUR for 7,000’ stimulated lateral scaled proportionately to average stimulated lateral length of 6,400’; Further assumes-D&C cost: $4.4 million; Oil price: $50 per barrel; Natural gas price: $3 per Mmcf; NGL price: $20 per barrel; working interest: 82%; net revenue interest: 62%; LOE: $7,500 per month fixed, $2.00/barrel of oil variable; discount rate: 10%.

Sheffield, Parsley’s President and CEO. “We are proud of the way we have managed through the downcycle by opportunistically expanding our asset base and reducing our cost structure to the point that well-level returns today match returns at $85 oil two years ago. We remain well-positioned for future growth, with a strong balance sheet and a high-quality drilling inventory distributed across scalable operating areas in premier portions of the Midland and Southern Delaware Basins. In fact, in light of our favorable combination of highly productive wells and low costs, we have deployed a fifth horizontal rig and continue to contemplate additional rig activity as we look toward 2017. In the meantime, we are raising full-year 2016 production guidance even as we transition to larger pad projects and undertake additional density that could translate to a flattish production profile in the fourth quarter on the way to rapid and efficient growth in 2017. Future growth potential is also enhanced by the prospect of significant resource expansion, of which adding a second target zone in the Wolfcamp B interval is just one component.”

Operational Highlights
During the third quarter, Parsley spud 19 and completed 18 gross operated horizontal wells with an average working interest of 97%.

Well results continue to improve across operating areas and target intervals, driven by the ongoing evolution of drilling and completion designs and processes. The Kathryn 43-42-4401H, for example, completed in Reagan County with a 10,164’ stimulated lateral in the Wolfcamp B interval and with approximately 40% higher proppant loading than analogous wells2, registered a peak 30-day IP of 1,562 Boe per day and has outpaced analogues by approximately 8% over the first three months of production.

The 24 Midland Basin Wolfcamp A and Wolfcamp B wells that achieved 30-day peak production periods since the Company’s last quarterly update generated a strong average 30-day IP rate of 1,159 Boe per day with an average stimulated lateral length of 6,644’ and an average oil cut of 73%.

Parsley’s second well completed in the Lower Spraberry formation, the Dusek 45-4-2807H, registered an increasing production rate for nearly two months before settling into a shallow decline profile, generating a peak 30-day IP of 1,148 Boe per day. Drilled in Upton County with a 10,114’ stimulated lateral, the well continues to produce more than 800 barrels of oil per day after three months on production.

Parsley posted strong results from the Company’s first stacked lateral completions in the Wolfcamp A, Upper Wolfcamp B, and Lower Wolfcamp B intervals located in northeast Upton County in the middle of Parsley’s primary development area. Completed simultaneously, the three wells are on average tracking ahead of the Company’s 1 MMBoe EUR type curve for Wolfcamp A and Wolfcamp B wells in the Midland Basin after almost one month of production. Notably, the Grace 45-1-4306H, completed in the Upper Wolfcamp B interval, recently registered the second-highest 24-hour initial production rate in the Company’s history at 2,420 Boe per day, representing 306 Boe per day per thousand stimulated feet.

In light of favorable results from wells completed in the upper and lower portions of the Wolfcamp B interval—on a standalone basis and when completed together—Parsley continues to progress toward higher expected recovery factors in the Company’s prolific Midland Basin Wolfcamp complex. The 550 gross drilling locations added to the Company’s horizontal drilling inventory by virtue of including a second target zone in the Wolfcamp B interval assumes eight wells per section in both the upper and lower portions of the Wolfcamp B. Ongoing density testing will evaluate the prospect of up to 15 wells per section in each of the Wolfcamp B target zones. In addition, with several hundred feet of Wolfcamp A thickness across the Company’s acreage in Upton and Reagan Counties, Parsley plans to test a second target zone in the Wolfcamp A interval, as well.

[2]	Analogues consist of wells completed by the Company in the last two years within an 3-mile radius in the same target interval with an equivalent lateral length.

Horizontal wells on Parsley’s Southern Delaware acreage continue to register prolific production trends. The Company’s two most recent wells on its Trees Ranch development area in Pecos County, the Trees State 65-36-4307H and the Trees State 65-64-4307H, posted peak 30-day IP rates of 1,569 and 1,465 Boe per day, respectively, or 197 and 192 Boe per day per thousand stimulated feet, respectively. The Company’s first drilled (second completed) well on its Reeves County acreage, the Lincoln 4-1-4307H, has not yet achieved a peak 30-day rate but recently posted a robust peak 24-hour rate of 2,292 Boe per day or 333 Boe per day per thousand stimulated feet.

Financial Highlights
During the third quarter of 2016, the Company recorded a net loss attributable to its stockholders of $2.7 million, or $0.02 per weighted average share, compared to $21.4 million, or $0.13 per weighted average share during the second quarter of 2016. Excluding, on a tax-adjusted basis, certain items that the Company does not view as indicative of its ongoing financial performance, and adding back the non-controlling interest allocated to Class B stockholders, adjusted net income for the third quarter of 2016 was $6.7 million, or $0.03 per diluted share.3

Adjusted earnings before interest, income taxes, depreciation, depletion, amortization, and exploration expense (“Adjusted EBITDAX”) for the third quarter of 2016 was $94.7 million, up 16% compared to the second quarter of 2016.3

LOE per Boe decreased from $4.37 in 2Q16 to $4.15 in 3Q16. The Company is lowering full-year 2016 LOE per Boe guidance from $4.50-$5.25 to $4.25-$4.75. G&A per Boe increased from $5.33 in 2Q16 to $6.24 in 3Q16, while cash G&A per Boe, which excludes stock-based compensation expense, increased from $4.28 in 2Q16 to $5.40 in 3Q16, reflecting incremental staffing in preparation for higher anticipated development activity in coming quarters. The Company is raising full-year 2016 cash G&A per Boe guidance from $4.50-$5.00 to $5.00-$5.50. Depreciation, depletion, and amortization expense per Boe decreased from $17.23 in 2Q16 to $16.62 in the third quarter of 2016.

Reported capital expenditures decreased by $44 million quarter-over-quarter to $92 million, driven by lower drilling and completion activity relative to 2Q16 and by declining well costs that have resulted in favorable actual costs relative to cost estimates made over recent periods. Reported capital expenditures include costs associated with the horizontal drilling activity noted above, as well as one vertical well and two saltwater disposal wells. Drilling and completion costs for a 7,000-stimulated-foot Wolfcamp well in the Midland Basin averaged $4.7 million during the third quarter, while analogous wells in the Southern Delaware basin cost $6.1 million on average during 3Q16. The Company maintains estimated full-year 2016 capital expenditures at a range of $460-$510 million despite the addition of a fifth horizontal rig in September.

Liquidity Update
As of September 30, 2016, pro forma for the elected commitment amount under the Company’s revolving credit facility, the Company had $1.17 billion of liquidity—consisting of $572 million of cash on hand and an undrawn amount of $600 million on the Company’s revolving credit facility. Pro forma, as well, for the closing of its Glasscock County acreage acquisition on October 4, 2016, the Company had approximately $201 million of cash on hand and $801 million of liquidity.

Hedging Update
Parsley maintains an active hedging program to reduce the variability of its anticipated cash flows arising from fluctuations in commodity prices. The Company has hedged the majority of anticipated oil volumes through the end of 2016 and maintains a significant hedge position into the first quarter of 2018, having added to its hedge position covering the second half of 2017 and the first quarter of 2018 since the last quarterly update. For details on Parsley’s hedging position, please see the table below under Supplemental Information and/or the Company’s Quarterly Report on Form 10-Q, upon availability, for the period ended September 30, 2016.

[3]
“Adjusted EBITDAX” and “adjusted net income” are not presented in accordance with generally accepted accounting principles in the United States (“GAAP”). Please see the supplemental financial information at the end of this news release for a reconciliation of the non-GAAP financial measures of adjusted EBITDAX and adjusted net income to GAAP financial measures.

Full-year 2016 Guidance Update

	2016	2016
	Previous	Updated
Production
Production (Mboe/d)	36.0-38.0	37.0-39.0
% Oil	65%-70%	65%-70%

Capital Program
Drilling and completion ($MM)	$395-$435	$395-$435
Infrastructure and other ($MM)	$65-$75	$65-$75
Total development expenditures ($MM)	$460-$510	$460-$510

Activity
Gross horizontal completions	80-90	80-90
Midland Basin	75-83	75-83
Delaware Basin	5-7	5-7
Average lateral length	~7,000'	~7,000'
Gross vertical completions	3-6	3-6
Average working interest	85%-95%	85%-95%

Unit Costs
Lease operating expenses ($/Boe)	$4.50-$5.25	$4.25-$4.75
Cash general and administrative expenses ($/Boe)	$4.50-$5.00	$5.00-$5.50
Production and ad valorem taxes (% of revenue)	6.5%-7.5%	6.5%-7.5%

Corporate Governance Update
As part of Parsley’s ongoing commitment to responsible corporate governance and at the recommendation of the Company’s Board of Directors, the Company intends to respond to recent trends in favor of majority voting for directors by enabling shareholders to determine Parsley’s policy on this issue at the Company’s next annual meeting.

Conference Call Information
Parsley Energy will host a conference call and webcast to discuss its results for the third quarter of 2016 on Thursday, November 3 at 9:00 a.m. Eastern Time (8:00 a.m. Central Time). Participants should call 877-407-0672 (United States/Canada) or 412-902-0003 (International) 10 minutes before the scheduled time and request the Parsley Energy conference call. A telephone replay will be available shortly after the call through November 11 by dialing 877-660-6853 (United States/Canada) or 201-612-7415 (International). Conference ID: 13647023. A live broadcast will also be available on the internet at www.parsleyenergy.com under the “Investor Relations” section of the website. The Company has also posted to its website a presentation that supplements the information in this release.

About Parsley Energy, Inc.
Parsley Energy, Inc. is an independent oil and natural gas company focused on the acquisition and development of unconventional oil and natural gas reserves in the Permian Basin in West Texas. For more information, visit the Company’s website at www.parsleyenergy.com.

Forward Looking Statements
Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent Parsley Energy’s expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of Parsley Energy’s control, which could cause actual results to differ materially from the results discussed in the forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Parsley Energy does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Parsley Energy to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements found in the Company’s filings with the SEC, including its Annual Report on Form 10-K. The risk factors and other factors noted in the Company’s SEC filings could cause its actual results to differ materially from those contained in any forward-looking statement.

Contact Information
Brad Smith, Ph.D., CFA
Vice President, Corporate Strategy and Investor Relations

ir@parsleyenergy.com
(512) 505-5199

- Tables to Follow -

Parsley Energy, Inc. and Subsidiaries
Selected Operating Data
(Unaudited)

	Three Months Ended
	September 30, 2016	June 30, 2016	September 30, 2015
Net production volumes:
Oil (MBbls)	2,669	2,157	1,153
Natural gas (MMcf)	3,553	3,154	2,628
Natural gas liquids (MBbls)	695	566	393
Total (MBoe)	3,956	3,249	1,984
Average net daily production (Boe/d)	43,000	35,703	21,565
Average sales prices (1) :
Oil, without realized derivatives (per Bbl)	$42.23	$42.25	$44.81
Oil, with realized derivatives (per Bbl)	$46.19	$47.49	$59.81
Natural gas, without realized derivatives (per Mcf)	$2.38	$1.85	$2.69
Natural gas, with realized derivatives (per Mcf)	$2.38	$1.85	$2.86
NGLs (per Bbl)	$15.50	$16.51	$14.01
Total, without realized derivatives (per Boe)	$33.35	$32.72	$32.38
Total, with realized derivatives (per Boe)	$36.03	$36.20	$41.32
Average costs (per Boe):
Lease operating expenses	$4.15	$4.37	$7.63
Production and ad valorem taxes	$2.12	$1.97	$1.75
Depreciation, depletion and amortization	$16.62	$17.23	$23.23
General and administrative expenses (including stock-based compensation)	$6.24	$5.33	$7.92
General and administrative expenses (cash based)	$5.40	$4.28	$6.86

[1]
Average prices shown in the table include transportation and gathering costs and reflect prices both before and after the effects of the Company’s realized commodity hedging transactions. The Company’s calculation of such effects includes both realized gains and losses on cash settlements for commodity derivative transactions and premiums paid or received on options that settled during the period.

Parsley Energy, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited, in thousands, except for per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
REVENUES
Oil sales	$112,705	$51,670	$255,865	$158,776
Natural gas sales	8,457	7,060	19,834	20,712
Natural gas liquids sales	10,770	5,504	24,811	17,817
Other	733	—	733	—
Total revenues	132,665	64,234	301,243	197,305
OPERATING EXPENSES
Lease operating expenses	16,407	15,131	44,509	49,993
Production and ad valorem taxes	8,391	3,471	18,993	13,397
Depreciation, depletion and amortization	65,741	46,085	171,113	127,873
General and administrative expenses (including stock-based compensation)	24,695	15,721	61,301	42,785
Exploration costs	3,113	3,824	12,779	8,558
Acquisition costs	440	—	926	—
Accretion of asset retirement obligations	190	187	575	657
Rig termination costs	—	—	—	8,970
Other operating expenses	1,220	233	3,767	256
Total operating expenses	120,197	84,652	313,963	252,489
OPERATING INCOME (LOSS)	12,468	(20,418)	(12,720)	(55,184)
OTHER (EXPENSE) INCOME
Interest expense, net	(15,561)	(11,393)	(38,954)	(34,334)
Gain (loss) on sale of property	—	1,300	(119)	2,331
Gain (loss) on derivatives	1,374	34,290	(23,842)	23,699
Other (expense) income	(1,201)	(579)	(950)	1,260
Total other (expense) income, net	(15,388)	23,618	(63,865)	(7,044)
(LOSS) INCOME BEFORE INCOME TAXES	(2,920)	3,200	(76,585)	(62,228)
INCOME TAX BENEFIT (EXPENSE)	1,279	(557)	21,765	15,133
NET (LOSS) INCOME	(1,641)	2,643	(54,820)	(47,095)
LESS: NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(1,065)	(1,734)	11,383	11,851
NET (LOSS) INCOME ATTRIBUTABLE TO PARSLEY ENERGY, INC. STOCKHOLDERS	(2,706)	909	(43,437)	(35,244)

Net (loss) income per common share:
Basic	$(0.02)	$0.01	$(0.28)	$(0.33)
Diluted	$(0.02)	$0.01	$(0.28)	$(0.33)
Weighted average common shares outstanding:
Basic	173,241	109,218	156,018	106,212
Diluted	173,241	109,592	156,018	106,212

*	Certain reclassifications and adjustments to prior period amounts have been made to conform with current presentation.

Parsley Energy, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited, in thousands)

	September 30, 2016	December 31, 2015
Cash and cash equivalents	$571,762	$343,084
Other current assets	120,729	145,242
Total current assets	692,491	488,326
Total property, plant and equipment, net	3,032,568	1,985,753
Total noncurrent assets	31,413	31,021
TOTAL ASSETS	$3,756,472	$2,505,100
Total current liabilities	$216,554	$228,497
Long-term debt	942,726	546,832
Other noncurrent liabilities	134,598	143,130
Total noncurrent liabilities	1,077,324	689,962
Total liabilities	1,293,878	918,459
Total equity	2,462,594	1,586,641
TOTAL LIABILITIES AND EQUITY	$3,756,472	$2,505,100

Parsley Energy, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited, in thousands)

	Nine Months Ended September 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(54,820)	$(47,095)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash and other items	243,641	162,531
Changes in operating assets and liabilities	(13,619)	(4,956)
Net cash provided by operating activities	175,202	110,480
Net cash used in investing activities	(1,270,764)	(357,543)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds (repayments) from long-term debt	394,229	(121,292)
Issuance of common stock	930,315	441,000
Other	(304)	(77)
Net cash provided by financing activities	1,324,240	319,631
Net increase in cash and cash equivalents	228,678	72,568
Cash and cash equivalents, beginning of year	343,084	50,550
Cash and cash equivalents, end of period	$571,762	$123,118

Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDAX
Adjusted EBITDAX is not a measure of net income as determined by GAAP. Adjusted EBITDAX is a supplemental non-GAAP financial measure that is used by management and external users of the Company’s consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. The Company defines Adjusted EBITDAX as net (loss) income before depreciation, depletion and amortization, exploration costs, acquisition costs, (gain) loss on sale of property, asset retirement obligation accretion expense, stock-based compensation, net interest expense, income tax (benefit) expense, rig termination costs, (gain) loss on derivatives, net settlements on derivative instruments, and net premium realizations on options that settled during the period.
Management believes Adjusted EBITDAX is useful because it allows the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company excludes the items listed above from net income in arriving at Adjusted EBITDAX because these amounts can vary substantially from company to company within its industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of the Company’s operating performance. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDAX. The Company’s computations of Adjusted EBITDAX may not be comparable to other similarly titled measure of other companies. The Company believes that Adjusted EBITDAX is a widely followed measure of operating performance.
The following table presents a reconciliation of Adjusted EBITDAX to the GAAP financial measure of net income for each of the periods indicated.
Parsley Energy, Inc. and Subsidiaries
Adjusted EBITDAX
(Unaudited, in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Adjusted EBITDAX reconciliation to net loss:
Net (loss) income attributable to Parsley Energy, Inc. stockholders	$(2,706)	$909	$(43,437)	$(35,244)
Net income (loss) attributable to noncontrolling interests	1,065	1,734	(11,383)	(11,851)
Depreciation, depletion and amortization	65,741	46,085	171,113	127,873
Exploration costs	3,113	3,824	12,779	8,558
Acquisition costs	440	—	926	—
(Gain) loss on sale of property	—	(1,300)	119	(2,331)
Accretion of asset retirement obligations	190	187	575	657
Stock-based compensation	3,316	2,102	9,466	5,855
Interest expense, net	15,561	11,393	38,954	34,334
Income tax (benefit) expense	(1,279)	557	(21,765)	(15,133)
Rig termination costs	—	—	—	8,970
(Gain) loss on derivatives	(1,374)	(34,290)	23,842	(23,699)
Net settlements on derivative instruments	5,373	10,787	24,560	32,054
Net premium realization on options that settled during the period	5,215	5,085	26,181	7,130
Adjusted EBITDAX	$94,655	$47,073	$231,930	$137,173

*	Certain reclassifications to prior period amounts have been made to conform with current presentation.

Adjusted Net Income
Adjusted net income is a performance measure used by management to evaluate financial performance, prior to non-cash gains or losses on derivatives, net cash received for derivative settlements, net premiums received on options that settled during the period, (gain) loss on sale of property, exploration costs and acquisition costs while adjusting for noncontrolling interest and the associated changes in estimated income tax. Management believes adjusted net income is useful because it may enhance investors’ ability to assess Parsley’s historical and future financial performance. Adjusted net income should not be considered an alternative to consolidated net income, operating income, or any other measure of financial performance presented in accordance with GAAP. The following table presents a reconciliation of the non-GAAP financial measure of adjusted net income to the GAAP financial measure of net income (loss).
Parsley Energy, Inc. and Subsidiaries
Adjusted Net Income and Net Income Per Share
(Unaudited, in thousands, except per share data)

	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2016
Net loss attributable to Parsley Energy, Inc. stockholders	$(2,706)	$(43,437)
(Gain) loss on derivatives	(1,374)	23,842
Net settlements on derivative instruments	5,373	24,560
Net premium realization on options that settled during the period	5,215	26,181
Loss (gain) on sale of property	—	119
Exploration costs	3,113	12,779
Acquisition costs	440	926
Noncontrolling interest	799	(11,643)
Change in estimated income tax	(4,203)	(25,280)
Adjusted net income	$6,657	$8,047
Weighted average diluted shares outstanding	206,593	188,147
Adjusted net income per diluted share	$0.03	$0.04

Supplemental Information

Parlsley Energy, Inc. and Subsidiaries
Open Commodity Derivatives Positions

	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18
OIL:
Put Spreads (MBbls/d)(1)	23.5	20.5	20.2	19.4	22.6	16.7
Put Price ($/Bbl)	$45.03	$45.88	$45.88	$52.79	$53.11	$53.50
Short Put Price ($/Bbl)	$32.78	$34.14	$34.14	$41.21	$41.40	$41.00
Premium Realization ($ MM)(2)	$5.6	$(4.9)	$(4.9)	$(8.7)	$(10.1)	$(7.3)
Mid-Cush Basis Swaps (MBbls/d)	8.2	11.3	11.3	12.2	12.2	—
Swap Price ($/Bbl)	$(0.87)	$(1.00)	$(1.00)	$(1.05)	$(1.05)	$—

NATURAL GAS:
Three Way Collars (MMBtu/d)(3)	—	15.8	15.7	15.5	15.5	—
Call Price ($/MMBtu)	$—	$4.02	$4.02	$4.02	$4.02	$—
Put Price ($/MMBtu)	$—	$2.75	$2.75	$2.75	$2.75	$—
Short Put Price ($/MMBtu)	$—	$2.36	$2.36	$2.36	$2.36	$—

(1)
When NYMEX price is above put price, Parsley receives the NYMEX price. When NYMEX price is between the put price and the short put price, Parsley receives the put price. When NYMEX price is below the short put price, Parsley receives the NYMEX price plus the difference between the short put price and the put price.

(2)	Premium realizations represent net premiums collected (from restructured positions) or paid (including deferred premiums), which are recognized as income or loss in the period of settlement.
(3)	Functions similarly to put spreads except that when index price is at or above the call price, Parsley receives the call price.